February 18, 2020

In Keuk Kim
Chief Executive Officer
DoubleDown Interactive Co., Ltd.
13F, Gangnam Finance Center
152, Teheran-ro Gangnam-gu
Seoul 06236, Republic of Korea

       Re: DoubleDown Interactive Co., Ltd.
           Draft Registration Statement on Form F-1
           Submitted January 21, 2020
           CIK No. 0001799567

Dear Mr. Kim:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Please identify the entity that will control the company and disclose the percentage of voting power that will be held by that entity after the consummation of the offering.
Our Company, page 1

2. You disclose on page 2 the average time per day spent by an average U.S. adult on a smartphone in 2019. Please disclose the amount of time the average U.S. adult spent on mobile gaming.
 In Keuk Kim
FirstName LastNameIn Keuk Kim
DoubleDown Interactive Co., Ltd.
Comapany NameDoubleDown Interactive Co., Ltd.
February 18, 2020
Page 2
February 18, 2020 Page 2
FirstName LastName
3. Please clarify why you believe your market opportunity includes the global casual gaming market when it appears that the games you offer are within the social casino segment of casual gaming. Disclose that you currently generate most of your revenue from the
         United States.
Risk Factors
Risks related to our business and industry, page 12

4. Please add a risk factor that addresses the general decline in your average monthly active users and your average daily active users.
We rely on a small percentage of our players..., page 12

5. Please provide additional context regarding your statement that you derive nearly all of your revenue from a small percentage of your players by disclosing the amount or percentage of your revenue derived from these players and the percentage of your paying players from which this revenue is derived.
Our DoubleDown Casino game has generated substantially all of our revenue..., page 13

6. Please disclose the percentage of your revenue generated by your DoubleDown Casino game.
Risks related to our relationship with DoubleU Games, page 28

7.       Please add risk factor disclosure addressing the following:
           Whether you have any agreements governing conflicts of interest between the company and DoubleU Games.
           Whether a controlling shareholder owes fiduciary duties to a company and its minority shareholders under Korean law. In this regard, discuss how any fiduciary duties owed by a controlling shareholder may differ under Korean law from U.S.
             corporate law and how that might affect the ability of minority shareholders or the company to protect their respective interests.
Our marketing efficiency, page 45

8. For each period presented, please provide comparative data on your average cost per installation, or CPI, in the table that contains your payback period. In this regard, we note that your payback period fluctuates based on your CPI for a given period and that you monitor CPI across marketing channels in real-time.

         In addition, disclose the components of installation costs and address significant changes in cost behavior to the extent that they have caused fluctuations in each reported payback period. Refer to the Commission Guidance on Management's Discussion and Analysis of
         Financial Condition and Results of Operations (Release 33-10751) at https://www.sec.gov/rules/interp/2020/33-10751.pdf
 In Keuk Kim
FirstName LastNameIn Keuk Kim
DoubleDown Interactive Co., Ltd.
Comapany NameDoubleDown Interactive Co., Ltd.
February 18, 2020
Page 3
February 18, 2020 Page 3
FirstName LastName



9. Please disclose your basis for calculating payback period and further define install period
         (if other than each year presented).
10. Additionally, please make clear that your measurement of marketing efficiency is based solely on Doubledown Casino, which, as you indicated on page 5, provides substantially all of your revenue to date. Qualify your disclosure to address how the resultant payback periods from long-standing games can be different from new releases based on their respective average installation costs.
Other key performance indiators and non-GAAP metrics and trends, page 46

11. We note the negative trends in your Average MAU and Average DAU for consecutive quarters. Considering that these metrics are indicators of the potential number of paying players and engagement of your player base, please disclose how such declines have impacted current period revenues, whether they are expected to continue, and whether declining trends could foretell declining future revenues from paying players. Further balance your disclosure by addressing the implications of favorable ARPDAU trends resulting from declining average DAU.
Revenue and key performance indicators, page 50

12. On page 12, you indicate that you derive nearly all your revenue from the sale of virtual chips to a small percentage of paying players and that the proportion of revenue from high-paying players (those who spend more than $500 per month) has been gradually rising in recent years. To enable your investors to better understand the extent of your revenue concentration, please disclose the proportion of high paying players in relation to the total number of paying players overall for each period presented. Other income and other expenses, page 53

13. Revise to disclose the basis for and the nature of the gains on foreign currency transaction and the remeasurements of intercompany items.
Liquidity and capital resources, page 55

14. Please disclose the principal amount of convertible bonds and bonds with warrants that are outstanding. File the debt and warrant agreements as exhibits. Certain relationships and related party transactions
Our relationships with DoubleU Games, page 91

15. Please file the loan agreements with DoubleU Games Co., Ltd. as exhibits.
16. Please disclose the amounts paid to DoubleU Games Co., Ltd. under the DoubleU Games
         License Agreement for the years ended December 31, 2018 and 2019. Refer to Item 7.B of Form 20-F.
 In Keuk Kim
FirstName LastNameIn Keuk Kim
DoubleDown Interactive Co., Ltd.
Comapany NameDoubleDown Interactive Co., Ltd.
February 18, 2020
Page 4
February 18, 2020 Page 4
FirstName LastName
Joint investment agreement, page 91

17. Please clarify whether the joint investment agreement between DoubleU Games and STIC
         Special Situation Private Placement Joint Stock Company will continue unchanged after the offering. Provide risk factor disclosure of how this agreement will influence the company's corporate governance and operations. Disclose in the prospectus summary that the agreement gives the parties the right to nominate a majority of the company's board of directors. Identify the directors nominated by each party in your management disclosure.
         File the agreement as an exhibit.
18. Please disclose the number and percentage of shares issuable pursuant to the conversion of the convertible bonds and exercise of the warrants held by STIC Special Situation
         Private Placement Joint Stock Company.
Consolidated financial statements
Consolidated statement of net income and comprehensive income, page F-3

19. You disclose on the face of the income statement that depreciation and amortization is excluded from cost of revenue. To avoid placing undue emphasis on "cash flow,"
         depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income (i.e., Gross Profit) before depreciation. Please revise to include applicable depreciation and amortization in cost of revenue. In the alternative, please remove the line item captioned "Gross Profit." Please revise other presentations of Gross Profit throughout the filing. Refer to SAB Topic 11B.
Consolidated statement of changes in shareholder's equity, page F-5

20. We note the material gain of $12 million on foreign currency translation, net of tax within the column "Accumulated other comprehensive income/(loss)" for the year ended
         December 31, 2018. Please revise to include the disclosures related to the foreign currency activity required by ASC 830-45-18 and 20 and 830-30-50-1. Tell us how you
         considered addressing the gain within Management's Discussion and Analysis.
Note 2: Significant accounting policies
Revenue Recognition, page F-10

21. Please tell us and clarify what the estimated period of time is that you recognize virtual currency revenue over the reported periods. In addition, please explain and clarify what you mean that for "most apps, revenue is recognized using a user-based revenue model."
Principal-agent considerations, page F-11

22. Notwithstanding that various third-party platforms collect proceeds from your customers and remit an amount to you after deducting a platform fee, you record revenues on a gross basis. As stated hereunder, you have determined that you have control over the content and functionality of games prior to access by the end-user and therefore, are the principal
 In Keuk Kim
FirstName LastNameIn Keuk Kim
DoubleDown Interactive Co., Ltd.
Comapany NameDoubleDown Interactive Co., Ltd.
February 18, 2020
Page 5
February 18, 2020 Page 5
FirstName LastName
         in the arrangement. Addressing the terms of your arrangements with the third-party platform providers, tell us your assessment as to how your conclusion about control aligns with the principal indicators in ASC 606-10-55-39.
Contract assets, Contract liabilities and other disclosures, page F-12

23. Please disclose the nature of performance obligations specified in your non-cancellable contracts governing customer purchases of virtual currency, as well as your recently launched subscription model (page 48). Further describe when and how the respective performance obligations are satisfied. Refer to ASC 606-10-50-12.
New accounting guidance not yet adopted, page F-13

24. Tell us how you evaluated the impact of adopting Part I (Accounting for Certain Financial
         Instruments with Down Round Features) of ASU 2017-11. In this regard, we note your disclosure on page F-16 that the BW warrants have a down round feature. Additionally, the conversion price for the CB bonds, similar to the warrant exercise price, is subject to an adjustment based on both the magnitude and size and price of new equity offerings.
Segment information, page F-13

25. Please revise to disclose entity-wide information and information on geographic areas and products and services of your operating segment pursuant to ASC 280-10-50-38 through
         41.
Note 4: Term loans, convertible bonds, and bonds with warrants
Convertible bonds and bonds with warrants, page F-16

26. Please disclose the numbers of shares into which the CB bonds are convertible and the
         BW warrants are exercisable based on their respective formulas. Describe how they can be affected by the magnitude of both the size and price of new equity financing. Refer to
         ASC 505-10-50-7.

         Additionally, please explain what you mean by a "low probability of occurrence" and why it is a factor for ascribing no value to a down round feature. Refer to your basis in the accounting literature.
Bond Warrants , page F-19

27. Revise to disclose the rights and privileges of the bond warrants pursuant to ASC 505-10-
         50-3.
Note 6: Shareholder's equity
Common Stock, page F-19

28. You disclosed that your common stock has no preemptive rights. However, on page 95, you made reference to preemptive rights of all stockholders who are listed on your
 In Keuk Kim
DoubleDown Interactive Co., Ltd.
February 18, 2020
Page 6
      stockholders register as of the relevant record date. Please clarify the inconsistencies and disclose such preemptive rights, if any. Additionally, disclose the shareholders' privilege to receive a distribution of free shares (when applicable) as further indicated on page
      95. Please confirm to us that your Note 6. disclosures comply with ASC 505-10-50-3.
General

29. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
30. Please disclose the source of the statement in your prospectus that DoubleDown Casino has been in the top 20 grossing mobile games on Apple App Store since
2015.
        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Craig
Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameIn Keuk Kim
                                                            Division of
Corporation Finance
Comapany NameDoubleDown Interactive Co., Ltd.
                                                            Office of
Technology
February 18, 2020 Page 6
cc:       Barbara A. Jones, Esq.
FirstName LastName